PositiveID Corporation

1690 South Congress Avenue, Suite 201

Delray Beach, Florida 33445

October 31, 2014

VIA EDGAR

Larry Spirgel, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PositiveID Corporation

Preliminary Information Statement on Schedule 14C

Filed October 17, 2014

File No. 001-33297

Dear Mr. Spirgel:

PositiveID Corporation (“PositiveID”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 24, 2014, regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.	We note in your disclosure that the increase in the number of Authorized Shares is to “facilitate current and future financing agreements.” Please revise your disclosure to discuss the current financing agreements that require you to increase the number of authorized shares:

Response: In response to the Staff’s comment, and pursuant to our conversation with Emily Drazan on October 20, 2014, we have revised our disclosure to include a table detailing our current capitalization, including the shares of our common stock held in reserve for convertible notes issued pursuant to our previous financing arrangements. We further advise the Staff that we are not a party to any financing agreements, other than those disclosed in our SEC filings, and captured in the capitalization table. Rather, our Board believes the increase in authorized capital stock will provide us with the flexibility to meet our business needs as they arise.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

PositiveID Corporation

By:	/s/ William J. Caragol
Name: William J. Caragol
Title: Chief Executive Officer